UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number 001-38813

Highest Performances Holdings Inc.

12F, Block B, Longhu Xicheng Tianjie

No. 399 Huazhaobi Xishun Street, Jinniu District, Chengdu

Sichuan Province, People’s Republic of China

Tel: +86-028-86762596

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

HPH Has Regained Compliance with Nasdaq Minimum Bid Price Requirement

As previously disclosed, on November 21, 2024, Highest Performances Holdings Inc. (“HPH” or the “Company”) was notified by the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) that the closing bid price per share for Company’s American depositary shares (the “ADSs”) was below US$1.00 for a period of 35 consecutive business days and that the Company was not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”).

Pursuant to the Nasdaq Listing Rules, the Company had been provided with a compliance period of 180 calendar days, or until May 20, 2025, to regain compliance with the Minimum Bid Price Requirement.

On April 29, 2025, Nasdaq provided confirmation to the Company that for the last 10 consecutive business days, from April 14, 2025 to April 28, 2025, the closing bid price of the Company’s ADSs has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5450(a)(1) and the matter is now closed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Highest Performances Holdings Inc.

Date: April 30, 2025	By:	/s/ Zhou Min
		Name:	Zhou Min
		Title:	Vice-Chairperson of the Board, Chief Executive Officer

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